PROSPECTUS Dated August 26, 2003                   Pricing Supplement No. 33 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-106789
Dated August 26, 2003                                    Dated January 16, 2004
                                                                  Rule 424(b)(3)

                                 Morgan Stanley

                       GLOBAL MEDIUM-TERM NOTES, SERIES C
                       Senior Floating Rate Notes Due 2011
                             Inflation Linked Notes

                        --------------------------------

     The amount of interest payable on the notes will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg CPURNSA or any successor service.

     We, Morgan Stanley, may not redeem these notes prior to the maturity date. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

Principal Amount:               U.S. $50,000,000

Maturity Date:                  February 1, 2011

Settlement Date (Original
  Issue Date):                  February 2, 2004

Interest Accrual Date:          February 2, 2004

Issue Price:                    100%

Underwriter's
  Discounts and
  Commissions:                  1.00%

Proceeds to Company:            99.00%

Specified Currency:             U.S. Dollars

Redemption Percentage
  at Maturity:                  100%

Base Rate:                      See "Initial Interest Rate" and "Interest Rate"
                                below.

Spread (Plus or Minus):         See "Interest Rate" below.

Index Maturity:                 N/A

Maximum Interest Rate:          N/A

Minimum Interest Rate:          0.00%

Initial Interest Rate:          3.50%, from and including the original issue
                                date to but excluding the initial interest reset date (calculated on an actual/actual day count basis)

Interest Payment Dates:         The first day of each month, beginning March 1,
                                2004; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day;
                                provided further that no adjustment will be made to any interest payment made on that succeeding business day.

Interest Payment Period:        Monthly

Interest Reset Dates:           Each interest payment date

Interest Reset Period:          Monthly

Interest Determination
  Dates:                        Each interest reset date

Reporting Service:              Bloomberg CPURNSA

Book-Entry Note or
  Certificated Note:            Book-entry note

Senior Note or
  Subordinated Note:            Senior note

Business Days:                  New York

Calculation
  Agent:                        JPMorgan Chase Bank

Denominations:                  $1,000

CUSIP:                          61745ESL6

Other Provisions:               See below.

     The notes involve risks not associated with an investment in ordinary floating rate notes. See Risk Factors on PS-3.

     Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

ORMES CAPITAL MARKETS, INC.                      UTENDAHL CAPITAL PARTNERS, L.P.

Consumer Price Index

     The amount of interest payable on the notes on each interest payment date will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Interest Rate

     The interest rate for the notes being offered by this pricing supplement, for each interest payment period during the term of the notes following the initial interest payment period, will be the rate determined as of the applicable interest determination date pursuant to the following formula:

                          CPI(t)-CPI(t-12)
          Interest Rate = ---------------- + 1.75%
                             CPI(t-12)

     where:

       CPI(t) = CPI for the applicable reference month, as reported on Bloomberg CPURNSA; and

       CPI(t-12) = CPI for the twelfth month prior to the applicable reference month, as reported on Bloomberg CPURNSA.

     We refer to the 1.75% included in the formula above as the spread.

     The interest rate for the notes during the initial interest payment period will be 3.50%. In no case will the interest rate for the notes for any monthly interest payment period be less than the minimum interest rate of 0.00%. The amount of interest payable on the notes on each interest payment date will be calculated on an actual/actual day count basis.

     CPI(t) for any interest reset date is the CPI for the third calendar month, which we refer to as the "reference month," prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest payment period from and including March 1, 2004 to but excluding April 1, 2004, CPI(t) will be the CPI for December 2003 (the reference month), and CPI(t-12) will be the CPI for December 2002 (which is the CPI for the twelfth month prior to the reference month). The CPI for December 2003 was published by the BLS and reported on Bloomberg CPURNSA in January 2004, and the CPI for December 2003 was published and reported in January 2004. For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any interest reset date the CPI is not reported on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, JPMorgan Chase Bank, in its capacity as the calculation agent, will determine the CPI as published by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as published by the BLS.

     In calculating CPI(t) and CPI(t-12), the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest reset date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPI(t) and CPI(t-12) used by the calculation agent on any interest reset date to determine the interest rate on the notes (an "initial CPI") is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest reset date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the notes are outstanding, the CPI is discontinued or, if in the opinion of the BLS, as evidenced by a public release, and if concurred in by us, the CPI is substantially altered, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent as directed by us in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

     All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     The interest rate on the notes may be less than the spread and, in some cases, could be zero.

     Interest payable on the notes is linked to year over year changes in the level of the CPI determined each month over the term of the notes.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread, or 1.75% per annum.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than 1.75% per annum. If the CPI for the same month in successive years declines by 1.75% or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

     The interest rate on the notes may be below the rate otherwise payable on similar floating rate securities issued by us.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a floating rate debt instrument with terms similar to those of the notes.

     Your interest rate is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

     The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the notes will receive interest payments that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

Supplemental Information Concerning Plan of Distribution

     On January 16, 2004, we agreed to sell to the managers listed in this pricing supplement, and they severally agreed to purchase, the principal amount of notes set forth opposite their respective names below at a net price of 99.00% which we refer to as the "purchase price." The purchase price equals the stated issue price of 100.00% less a combined management and underwriting commission of 1.00% of the principal amount of the Senior Floating Rate Notes Due 2011.

                                                      Principal Amount of
                                                      Senior Floating Rate
Name                                                          Notes
----                                                  --------------------
Morgan Stanley & Co. Incorporated...................       U.S.$49,000,000
Ormes Capital Markets, Inc..........................               500,000
Utendahl Capital Partners, L.P......................               500,000
                                                           ---------------
             Total..................................       U.S.$50,000,000
                                                           ===============

                                                                         Annex A

       Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from October 1997 to December 2003. Also provided below are the hypothetical interest rates for the period from January 1999 to January 2004 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment periods over the term of the notes.

                   Historical Levels of CPI       Hypothetical Interest Rates Based on Historical CPI Levels

               1997   1998   1999   2000   2001    2002     2003   |  1999   2000   2001   2002   2003   2004
              -----------------------------------------------------|-------------------------------------------
January               161.6  164.3  168.8  175.1  177.1     181.7  |  3.24%  4.31%  5.20%  3.88%  3.78%  3.79%
                                                                   |                            --------
February              161.9  164.5  169.8  175.8  177.8     183.1  |  3.30   4.37   5.20   3.65 | 3.95 | 3.52
                                                         -----------------------------------------------
March                 162.2  165.0  171.2  176.2  178.8  |  184.2  |  3.36   4.43   5.14   3.30   4.13   3.63
                                                         |         |
April                 162.5  166.2  171.3  176.9  179.8  |  183.8  |  3.42   4.49   5.48   2.89   4.35
                                                         |         |
May                   162.8  166.2  171.5  177.7  179.8  |  183.5  |  3.36   4.97   5.28   2.89   4.73
                                                         |         |
June                  163.0  166.2  172.4  178.0  179.9  |  183.7  |  3.48   5.51   4.67   3.23   4.77
                                                         |         |
July                  163.2  166.7  172.8  177.5  180.1  |  183.9  |  4.03   4.82   5.02   3.39   3.97
                                                         |         |
August                163.4  167.1  172.8  177.5  180.7  |  184.6  |  3.84   4.94   5.37   2.93   3.81
                                                         |         |
September             163.6  167.9  173.7  178.3  181.0  |  185.2  |  3.71   5.48   5.00   2.82   3.86
                                                         |         |
October        161.6  164.0  168.2  174.0  177.7  181.3  |  185.0  |  3.89   5.41   4.47   3.21   3.86
                                          ---------------|         |
November       161.5  164.0  168.3  174.1 |177.4  181.3  |  184.5  |  4.01   5.16   4.47   3.55   3.91
                                          ---------------|         |
December       161.3  163.9  168.3  174.0  176.7  180.9     184.3  |  4.38   5.20   4.40   3.26   4.07

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 3.95% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate":

     CPI(t) = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPI(t-12) = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

                            181.3-177.4
     as follows:  3.95% = --------------- + 1.75%
                               177.4